FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

5140 Yonge Street, Suite 1900

Toronto, Ontario

Canada M2N 6L7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.         Description

99.1	Notice of Meeting and Management Information Circular for the April 25, 2024 Annual and Special Meeting of Shareholders
99.2	Form of Proxy
99.3	Voting Instruction Form for US beneficial holders
99.4	Voting Instruction Form for Canadian beneficial holders
99.5	Notice of Availability of Meeting Materials
99.6	Request card for both US and Canadian registered holders
99.7	2023 Letter to Shareholders

The information contained in this Form 6-K is not incorporated by reference into any registration statement (or into any prospectus that forms a part thereof) filed by Celestica Inc. with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2024	CELESTICA INC.

	By:	/s/ Douglas Parker
Douglas Parker
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.         Description

99.1	Notice of Meeting and Management Information Circular for the April 25, 2024 Annual and Special Meeting of Shareholders
99.2	Form of Proxy
99.3	Voting Instruction Form for US beneficial holders
99.4	Voting Instruction Form for Canadian beneficial holders
99.5	Notice of Availability of Meeting Materials
99.6	Request card for both US and Canadian registered holders
99.7	2023 Letter to Shareholders